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[Thermo Voltek Corp. Logo]

                                                                          , 1999

470 WILDWOOD STREET
P.O. BOX 2878
WOBURN, MASSACHUSETTS 01888-1578

Dear Stockholder:

     I am pleased to invite you to a Special Meeting of the stockholders of Thermo Voltek Corp., at which you will be asked to approve the proposed merger of Voltek with a newly-formed subsidiary of Thermedics Inc. (Voltek's parent
company). The Special Meeting will take place at 10:00 a.m. on        , 1999 at
the offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454. The merger, if approved by Voltek's stockholders, would result in the public stockholders of Voltek receiving $7.00 in cash, without interest, per share for their stock and Voltek becoming a private company.

     If Voltek's stockholders approve the merger, the merger would be accomplished under an Agreement and Plan of Merger by and among Voltek, TV Acquisition Corporation and Thermedics. Please carefully read the Merger Agreement, which is attached as Appendix A to the enclosed Proxy Statement. In addition, if you choose to dissent from the proposed merger and wish to seek appraisal of the fair value of your stock, please refer to the sections of the Proxy Statement regarding the rights of dissenting stockholders.

     After comparing the proposed merger to various strategic alternatives, including the sale of Voltek to an unaffiliated third party, a special committee of the Voltek Board of Directors has concluded that the proposed merger represents the best available course for Voltek and its public stockholders. The Special Committee has received an opinion from its financial advisor, HSBC Securities, Inc., as to the fairness of the merger from a financial point of view to the Voltek stockholders (other than Thermedics and its affiliates). Please read carefully the written opinion of HSBC Securities, Inc., dated November 24, 1998, which is attached as Appendix B to the enclosed Proxy Statement.

     Voltek's Board of Directors and the Special Committee of the Board of Directors believe that the proposed merger with Thermedics is both substantively and procedurally fair to the public stockholders of Voltek, and unanimously recommend that stockholders vote "FOR" approval of the proposed merger. In considering the recommendations of the Board of Directors with respect to the merger, stockholders should be aware that four of the six members of the Voltek Board of Directors are either directors or employees of Thermedics or Thermo Electron and thus have interests that are in addition to, or different from, your interests as stockholders of Voltek.

     Delaware law requires that a majority of the outstanding shares of Voltek Common Stock entitled to vote at the Special Meeting vote in favor of the merger for the merger to be approved. Thermedics, which owns approximately 66% of the outstanding Common Stock, and Thermo Electron, which owns approximately 3% of the outstanding Common Stock, intend to vote their shares in favor of the Merger Agreement, thus assuring that the merger will be approved for purposes of Delaware law. However, under the Merger Agreement, approval of the merger also requires the affirmative vote of a majority of the outstanding shares of Common Stock voted at the Special Meeting that are not owned by Thermedics, Thermo Electron or the officers and directors of Voltek, Thermedics and Thermo
Electron. Only stockholders of record at the close of business on        , 1999
will receive notice of and be able to vote at the Special Meeting or any adjournment or adjournments thereof.

     The accompanying Proxy Statement provides you with a summary of the proposed merger and additional information about the parties involved and their interests. Please give all this information your careful attention. You can also obtain other information about Voltek, Thermedics and Thermo Electron from documents filed with the Securities and Exchange Commission.
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     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE TAKE THE TIME
TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD TO US TODAY. IF YOU DATE, SIGN AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WISH TO VOTE,
YOUR PROXY WILL BE COUNTED AS A VOTE IN FAVOR OF THE MERGER AGREEMENT. YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN.

     Your Board of Directors believes that the transaction with Thermedics is in the best interests of Voltek and its public stockholders and has unanimously approved it. Your Board of Directors unanimously recommends that stockholders vote for the approval of the Merger Agreement. On behalf of the Board of Directors, I urge you to sign, date and return the enclosed proxy today.

     Please do not send any stock certificates to us now. If the merger is approved, we will send you instructions concerning the surrender of your shares.

     Thank you for your interest and participation.

                                          Yours very truly,

                                          COLIN I.W. BAXTER
                                          President and Chief Operating Officer